Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204135

Prospectus Supplement No. 3
(to Prospectus dated May 29, 2015)

13,941,372 Shares
of Common Stock

This is a prospectus supplement to our prospectus dated May 29, 2015 (the “Prospectus”) relating to the resale by the selling stockholders identified in the Prospectus of a total of up to an aggregate of 13,941,372 shares of our common stock.

On October 6, 2015, we filed with the Securities and Exchange Commission our Current Report on Form 8-K.  We are filing this prospectus supplement to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K.  The text of our Current Report on Form 8-K is attached to and a part of this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus and may not be delivered or utilized without the Prospectus.  To the extent there is a discrepancy between the information contained in this prospectus supplement and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus; in Item 1A of our Annual Report on Form 10-K for the year ended December 29, 2014; in Item 1A of our Quarterly Reports on Forms 10-Q for the quarterly periods ended March 30, 2015 and April 29, 2015, respectively; and all other information included or incorporated by reference in the Prospectus in its entirety, before you decide whether or not to make an investment in the common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 15, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported):  September 30, 2015

Cosi, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	000-50052	06-1393745
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

294 Washington Street, Ste. 510, Boston, Massachusetts	02108
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code:   (857) 415-5000

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b)           On September 30, 2015, Bryan Marks resigned as Vice President of Operations of Cosi, Inc. (the Company") to pursue other opportunities, effective October 14, 2015.

(c)           On September 30, 2015, the Company appointed William (Willy) Nicolini as Vice President of Operations of the Company, effective immediately.

Mr. Nicolini, 59 years old, has served as the Company's Vice President Operations Services since March 2015.  Nicolini comes to Cosi with 30 years of restaurant operations experience, including senior roles as Chief Operating Officer and Senior Vice President of Operations in turnaround and change management situations.  Most recently, Nicolini was the COO of CSPB Holdings (dba Pinkberry Frozen Yogurt), in New York, New York, from July 2013, until joining Cosi.  Prior to that, he served as Regional Vice President of Uno Chicago Grill, in Boston, Massachusetts, from November 2010 to June 2013, and as Senior Vice President of Operations, Owner / Operator, of ABP Corporation (Au Bon Pain), from 2003 to October 2010.

Pursuant to the terms of Mr. Nicolini's offer letter, dated September 30, 2015, Mr. Nicolini will be paid an annual base salary in the gross amount of $165,000.  He will also be eligible to receive a performance bonus of up to 50% of his annual base salary based upon the attainment of mutually agreed upon performance.  Mr. Nicolini will be entitled to health benefits and life and long-term disability insurance in amounts standard for all of the Company's employees.  Mr. Nicolini is further entitled to the standard benefits available to the Company's executives generally, including health insurance, life and disability coverage, and participation in the Company's 401(k) Savings Plan.  Mr. Nicolini's employment may be terminated by either party at any time for any reason.  Mr. Nicolini has also agreed to continue to observe the Company's standard confidentiality, non-competition and non-solicitation provisions.

In addition, as a material inducement to enter into employment with the Company and as long-term incentive compensation, on the effective date of his promotion ("Date of Grant"), Mr. Nicolini was granted 75,000 shares of restricted stock, of which 50% will be time-vested ("Time Vested Shares") and 50% shares will be performance-based shares based on the market price of the Company's stock ("Performance-Based Shares"), which shares will be issued pursuant to the Company's Amended and Restated 2005 Omnibus Long-Term Incentive Plan, and will be subject to the following vesting schedules:

(a)           The Time-Vested Shares will vest in four equal installments, with 25% vesting on each of the first, second, third and fourth anniversaries of the Date of Grant, provided that Mr. Nicolini remains in the continuous employ of the Company through each such vesting date.

(b)           The Performance-Based Shares will vest in four equal installments, provided that Mr. Nicolini remains in the continuous employment of the Company from and after the Date of Award and through the respective vesting dates set forth below and the specified price targets set forth below for the Company's common stock are achieved:

(i)           25% on the first day on which the closing price of the Company's common stock shall have exceeded $2.00 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events);

(ii)          25% on the first day on which the closing price of the Company's common stock shall have exceeded $2.50 for 30 consecutive trading days (as adjusted for stock; splits, recapitalizations, reorganizations or similar events);

(iii)         25% on the first day on which the closing price of the Company's common stock shall have exceeded $3.00 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events); and

(iv)        25% on the first day on which the closing price of the Company's common stock shall have exceeded $4.00 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events).

Mr. Nicolini's offer letter, dated September 30, 2015, is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated in this Item 5.02 in its entirety by reference.

Mr. Nicolini's promotion follows the resignation of Bryan Marks as Vice President of Operations on September 30, 2015, effective October 14, 2015.

A copy of the Company's press release announcing the above is attached hereto as Exhibit 99.1.

Item 9.01                Financial Statements and Exhibits.

(d)          Exhibits

Exhibit 10.1                          At-Will Promotion Offer Letter dated September 30, 2015.
Exhibit 99.1                            Press Release of Cosi, Inc., dated October 6, 2015.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 6, 2015	Cosi, Inc.

	By:	/s/ Vicki Baue
Name: Vicki Baue
Title: V. P. and General Counsel, CCO

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)
10.1	At-Will Promotion Offer Letter dated September 30, 2015	E
99.1	Press Release of Cosi, Inc., dated October 6, 2015.	E

Exhibit 10.1

COSÌ, INC. 294 Washington St. Boston MA 02108 Main Tel: (857) 415-5000 Website: www.getcosi.com	Writer's Direct Information Vicki Baue V. P. & General Counsel, CCO Direct Tel: (312) 310-1336 Direct Fax: (847) 580-4964 vbaue@getcosi.com

September 30, 2015

Via Email

William (Willy) Nicolini

Re:            Willy Nicolini – Promotion Offer Letter

Dear Willy:

We are pleased to confirm the essentials of your promotion offer with Cosi, Inc. (the "Company", "we" or "us").  Please be advised that this is not a contract for employment.  The terms of this promotion offer letter replace and supersede the terms of any prior offer letter.

1.        You agree to continue as an at-will employee of the Company, in the position of Vice President Operations, with an effective date of Wednesday, September 30, 2015.  You will be considered to be based out of our Support Center at 294 Washington Street, Suite 510, Boston, Massachusetts 02108.

2.        In this position, you will report to the Chief Executive Officer & President, which is currently R. J. Dourney, or to such other person / position as directed by the Company.

3.        The gross amount of your annual base salary will be ONE HUNDRED SIXTY-FIVE THOUSAND AND 00/100 U.S. DOLLARS (US$165,000.00), payable in bi-weekly installments in accordance with the Company's regular payroll practices, and net of applicable payroll and withholding taxes and other applicable deductions.

4.        You will be eligible to participate in the Company's annual bonus plan where you will have the ability to earn an annual bonus in a gross amount up to fifty percent (50%) of your annual base salary, which bonus will be contingent upon various factors, including, among others, the Company's business plan and financial results, the Company's achievement against targeted goals and objectives, and your achievement against targeted goals and objectives, and which will be subject to applicable payroll and withholding taxes and other applicable deductions.

5.        Subject to and upon the terms, conditions and restrictions set forth in the Restricted Stock Award Agreement pursuant to which your shares of restricted stock will be granted, on the effective date of your promotion (i.e., October 2, 2015), you will receive a grant of SEVENTY-FIVE THOUSAND (75,000) shares of restricted stock, of which 50% will be performance (market) shares ("performance-based shares"), subject to performance-based vesting, described below, and 50% will be time-based shares ("time-based shares"), subject to time-based vesting, as described below.

(a)            Performance-Based Shares.  The performance-based shares will vest, provided you remain in the continuous employ of the Company from and after the date of grant and through the respective vesting dates, as follows:

(i)            (25%) on the first day on which the closing price of the Company's common stock has exceeded $3.50 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events);

(ii)          (25%) on the first day on which the closing price of the Company's common stock has exceeded $4.00 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events);

(iii)         (25%) on the first day on which the closing price of the Company's common stock has exceeded $4.50 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events); and

(iv)        (25%) on the first day on which the closing price of the Company's common stock has exceeded $5.00 for 30 consecutive trading days (as adjusted for stock splits, recapitalizations, reorganizations or similar events);

(b)            Time-Based Shares.  The time-based shares will vest as follows:

(i)           (25%) on the first anniversary of the date of award, provided that you remain in the continuous employ of the Company from and after the date of grant and through such vesting date;

(ii)          (25%) on the second anniversary of the date of award, provided that you remain in the continuous employ of the Company from and after the date of grant and through such vesting date;

(iii)         (25%) on the third anniversary of the date of award, provided that you remain in the continuous employ of the Company from and after the date of grant and through such vesting date; and

(iv)        (25%) on the fourth anniversary of the date of award, provided that you remain in the continuous employ of the Company from and after the date of grant and through such vesting date.

2

6.            You will be reimbursed for your business-related and business travel expenses incurred in performing your employment obligations, provided that such expenses are reasonable, customary, and documented, and incurred in accordance with the Company's then-current business-related and business travel expense reimbursement policy in effect from time to time.   Our business-related and business travel expense reimbursement policy may change from time to time without notice.

7.            During your continued employment with the Company, you will be eligible to participate in the Company's health care benefits plan.  These benefits currently include medical, dental, vision, life, AD&D, and short- and long-term disability insurance.  If you elect to participate in our health care benefit plan, you will be required to pay an employee contribution for participation in the benefits plans selected.  Participation in, and the terms of, our health care benefit plans are subject to change without notice.

8.            During your continued employment with the Company, you will be eligible to enroll in the Company's 401(K) retirement plan, subject to the eligibility requirements of the 401(K) retirement plan (i.e., 90 days of employment and at least 325 hours worked).  You may contact the Benefits Department for more information regarding the 401(K) retirement plan.  Participation in, and the terms of, the Company's 401(K) retirement plan may change from time to time without notice (unless such notice is otherwise required by law).

9.            During your continued employment with the Company, you will continue to be eligible for twenty (20) days' paid time off ("PTO") per calendar year (pro-rated for any partial year), in accordance with the Company's salaried partner PTO policy, to be taken during the calendar year in which such PTO is earned.  Your PTO is earned based upon the calculation and schedule set forth in the PTO policy as may be in effect from time to time for the Company's salaried partners.  Our PTO policy may change from time to time without notice (unless such notice is otherwise required by law).

10.        As long as you are in a position requiring a cell phone, under the Company's current policy, the Company will reimburse you up to $75.00 per month (pro-rated for any partial month) for your cell phone usage for business purposes in accordance with the Company's cell phone policy.  You may be required to sign and comply with our cellphone policies related to cellphone usage for business purposes.  The terms of the Company's cell phone policy may change from time to time without notice.

11.       You will continue to be an at-will employee of the Company, which means your employment may be terminated at any time by you or by us for any or no reason whatsoever.  This letter is not an employment agreement or employment contract.

12.       You understand that as a condition of your promotion, to protect the Company's confidential, proprietary and trade secret information which has been developed at substantial cost to the Company, you will be required to sign the Confidentiality and
3

Restrictive Covenant Agreement, in the form attached hereto, at the time of your promotion.

13.        By continuing your employment with the Company, you represent, warrant and covenant to the Company that, to the best of your knowledge, you are free to continue as an employee of the Company and to render services and perform duties and obligations accordingly, and that you do not have and will not have any agreements or commitments which would prevent or interfere in any way with the full performance of your services and duties and obligations to and on behalf of the Company.
We look forward to welcoming you in your new position and to your continued success with Così.    If you have any questions, please do not hesitate to contact me (312-310-1336).

Sincerely, COSÌ, INC. Vicki Baue, Vice President

cc:                 R. J. Dourney (via email)
Miguel Rossy-Donovan (via email)

4

Exhibit 99.1

CONTACT:
InvestorRelations@getcosi.com

Così, Inc. Appoints Willy Nicolini as New Vice President of Operations

Boston, MA - October 6, 2015 (GLOBE NEWSWIRE) - Cosi, Inc. (NASDAQ:  COSI), the fast-casual restaurant company, today announced that it has appointed Willy Nicolini as Vice President of Operations, effective September 30, 2015.

Nicolini, 59 years old, joined Cosi as Vice President of Operations Services in March 2015, and has led multiple operational initiatives critical to Cosi's overall turnaround strategy. Nicolini comes to Cosi with 30 years of restaurant operations experience, including senior roles as Chief Operating Officer and Senior Vice President of Operations in turnaround and change management situations.  Most recently, Nicolini was the COO of CSPB Holdings (dba Pinkberry Frozen Yogurt), in New York City, from July 2013, until he joined Cosi.  Prior to that, he served as Regional Vice President of Uno Chicago Grill, in Boston, from November 2010 to June 2013, and as Senior Vice President of Operations, Owner / Operator, of ABP Corporation (Au Bon Pain), from 2003 to October 2010.
"I'm very excited to welcome Willy Nicolini into the VP of Operations role effective immediately," said R. J. Dourney, Cosi's CEO & President.  "Willy will be responsible for leading our restaurants to realize our vision to be "the best restaurant company in America".  He will be ensuring our execution exceeds our guests' expectations and strengthens the competitiveness and positioning of our brand, fosters an environment where our people will excel, and delivers the financial results we need to drive growth. His track record is outstanding," stated Dourney.
"I am excited to be the change agent of Cosi operations," said Nicolini.  "We are making progress, and our focus remains on people development, sales growth and profitability as we lead this Company into the future," Nicolini went on to say.

Nicolini replaces Bryan Marks, Cosi's prior Vice President of Operations. On September 30, 2015, Marks resigned his position with the Company to pursue other opportunities, effective October 14, 2015.  "Bryan has been an important member of our team over the past 18 months," said Dourney.  "We thank him for his contributions, and we wish him success in his future endeavors." stated Dourney.

About Così, Inc.
Così® (http://www.getcosi.com) is a national fast casual restaurant chain that has developed featured foods built around a secret, generations-old recipe for crackly crust flatbread. This artisan bread is freshly baked in front of customers throughout the day in open-flame stone-hearth ovens prominently located in each of the restaurants. Così's warm and urbane atmosphere is geared towards its sophisticated, upscale, urban and suburban guests. There are currently 79 Company-owned and 30 franchise restaurants operating in fifteen states, the District of Columbia, Costa Rica and the United Arab Emirates. The Così vision is to become America's favorite fast casual restaurant by providing customers authentic, innovative, savory food while remaining an affordable luxury.

The Così® menu features Così® sandwiches, freshly-tossed salads, bowls, breakfast wraps, melts, soups, Squagels®, flatbread pizzas, S'mores, snacks and other desserts, and a wide range of coffee and coffee-based drinks and other specialty beverages. Così® restaurants are designed to be welcoming and comfortable with an eclectic environment. Così's sights, sounds, and spaces create a tasteful, relaxed ambience that provides a fresh and new dining experience.

"Così," "(Sun & Moon Design)" and related marks are registered trademarks of Così, Inc. in the U.S.A. and certain other countries. Copyright © 2015 Così, Inc. All rights reserved.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains statements that constitute forward- looking statements under the federal securities laws. Forward-looking statements are statements about future events and expectations and not statements of historical fact. The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive," or similar words, or negatives of these words, identify forward- looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to: the results being reported in this release are unaudited and subject to change; the cost of our principal food products and supply and delivery shortages and interruptions; labor shortages or increased labor costs; changes in demographic trends and consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, produce, or other foods or the effects of food-borne illnesses, such as E. coli, "mad cow disease" and avian influenza or "bird flu"; competition in our markets, both in our business and in locating suitable restaurant sites; our operation and execution in new and existing markets; expansion into new markets including foreign markets; our ability to attract and retain qualified franchisees and our franchisees' ability to open restaurants on a timely basis; our ability to locate suitable restaurant sites in new and existing markets and negotiate acceptable lease terms; the rate of our internal growth and our ability to generate increased revenue from our existing restaurants; our ability to generate positive cash flow from existing and new restaurants; fluctuations in our quarterly results due to seasonality; increased government regulation and our ability to secure required government approvals and permits; our ability to create customer awareness of our restaurants in new markets; the reliability of our customer and market studies; cost effective and timely planning, design and build out of restaurants; our ability to recruit, train and retain qualified corporate and restaurant personnel and management; market saturation due to new restaurant openings; inadequate protection of our intellectual property; our ability to obtain additional capital and financing; adverse weather conditions which impact customer traffic at our restaurants; and adverse economic conditions. Further information regarding factors that could affect our results and the statements made herein are included in our filings with the Securities and Exchange Commission.

Additional information is available on Così's website at
http://www.getcosi.com in the investor relations section.

Miguel Rossy-Donovan
Chief Financial Officer
(857) 415-5020